SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL REPORT

FIRST HALF OF 2017 RESULTS

Derived from consolidated interim financial information reviewed by independent auditors, prepared in accordance with International Financial Reporting Standards - IFRS.

Rio de Janeiro – August 10, 2017

Main financial highlights

•	Net Income of R$ 4,765 million in 1H-2017, compared to a loss of R$ 876 million in 1H-2016, as a result of:
▪	Increase of R$ 9,554 million in export revenues due to higher volume and oil prices;
▪	Gain of R$ 6,977 million due to the sale of participation in Nova Transportadora do Sudeste (NTS);
▪	Reduction of 68% in exploratory costs and 16% in sales, general and administrative expenses;
▪	Reduction of 7% in oil products sales in the domestic market and lower import expenses;
▪	Expenses with adherence to Tax Settlement Programs (R$ 6,234 million);
▪	Higher production taxes due to a higher oil price; and
▪	Provision for losses with receivables related to Vitória 10.000 drillship (R$ 818 million).
•	Net income of 2Q-2017 remained in the same level in relation to 2Q-2016, reflecting the lower oil products margins, the reduction in the sales volume and the lower operating expenses.
•	Rise of 6% of the Adjusted EBITDA* to R$ 44,348 million in 1H-2017, reflecting lower operational expenses and import costs. Adjusted EBITDA Margin* was 33% in 1H-2017.
•

In 1H-2017, Free Cash Flow* reached R$ 22,722 million, 70% higher than 1H-2016. This result reflects the combination of improvement in generation and reduction in investments. Free Cash Flow* in 2Q-2017 was positive for the ninth quarter in a row.

•

Gross debt decreased 2%, from R$ 385,784 million as of December 31, 2016 to R$ 376,587 million and Net Debt* decreased 6%, from R$ 314,120 million as of December 31, 2016 to R$ 295,300 million as of June 30, 2017.

•

In dollars, the decrease was of 7% (US$ 7,118 million) in Net Debt*, from US$ 96,381 million as of December 31, 2016 to US$ 89.263 million as of June 30, 2017. In addition, the liquidity management led to a weighted average maturity of outstanding debt to increase from 7.46 years as of December 31, 2016 to 7.88 years as of June 30, 2017.

•	Reduction of the ratio between Net Debt* and LTM Adjusted EBITDA*, from 3.54 as of December 31, 2016 to 3.23 as of June 30, 2017. During the same period, Leverage* decreased from 55% to 53%.
•	Petrobras employees as of June 30, 2017 were 63,152, a decrease of 18% compared to June 30, 2016, due to the voluntary separation incentive plan.

Main operating highlights

•	Total crude oil and natural gas production reached 2,791 thousand boed in 1S-2017, being 2,671 thousand boed in Brazil, 6% higher than 1H-2016.
•

In 2Q-2017, the FPSO P-66 started its operations in the Lula-South area, in the pre-salt of Santos basin and, in June, a record of operated production of crude oil and natural gas in the pre-salt area, of 1,686 thousand boed, was achieved. Furthermore, there were fewer expenses related to rig idleness.

•	In 1H-2017, output of domestic oil products decreased by 7% when compared to 1H-2016, to 1,805 thousand bpd. Domestic oil product sales decreased 7% to 1,943 thousand bpd.
•

The Company sustained its position of net exporter, with a balance of 401 thousand bpd in 1H-2017 (vs. 62 thousand bpd in 1H-2016) due to the increase in exports of 48% and reduction in imports of 25%, when compared to 1H-2016.

•	Contributed to the decrease in the import volumes in 1H-2017, the higher share of domestic crude in the processed feedstock and of domestic natural gas in the sales mix.

*See definitions of Free Cash Flow, Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt and Leverage in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA and Net Debt.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

e-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ

Phone: 55 (21) 3324- 1510 / 9947 I 0800-282-1540

BM&F BOVESPA: PETR3, PETR4 NYSE: PBR, PBRA BCBA: APBR, APBRA LATIBEX: XPBR, XPBRA

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

*See definitions of Free Cash Flow, Adjusted EBITDA, Adjusted LTM EBITDA and Net debt in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, Adjusted LTM EBITDA and Net debt.

*Table 01 - Main Items and Consolidated Economic Indicators

	R$ million
	Jan-Jun
	2017	2016	2017 x 2016 (%)	2Q-2017	1Q-2017	2Q17 X 1Q17 (%)	2Q-2016
Sales revenues	135,361	141,657	(4)	66,996	68,365	(2)	71,320
Gross profit	45,155	43,829	3	21,369	23,786	(10)	22,821
Operating income (loss)	29,260	15,332	91	14,990	14,270	5	7,184
Net finance income (expense)	(16,590)	(14,754)	(12)	(8,835)	(7,755)	(14)	(6,061)
Consolidated net income (loss) attributable to the shareholders of Petrobras	4,765	(876)	644	316	4,449	(93)	370
Basic and diluted earnings (losses) per share attributable to the shareholders of Petrobras	0.37	(0.07)	629	0.03	0.34	(91)	0.03
Market capitalization (Parent Company)	167,538	138,434	21	167,538	193,926	(14)	138,434
Adjusted EBITDA*	44,348	41,643	6	19,094	25,254	(24)	20,450
Adjusted EBITDA margin* (%)	33	29	4	29	37	(8)	29
Gross margin* (%)	33	31	2	32	35	(3)	32
Operating margin* (%)	22	11	11	22	21	1	10
Net margin* (%)	4	(1)	5	−	7	(7)	1
Total capital expenditures and investments	22,993	29,028	(21)	11,451	11,542	(1)	13,435
Exploration & Production	18,300	25,705	(29)	9,088	9,213	(1)	11,935
Refining, Transportation and Marketing	1,875	1,777	6	1,059	816	30	825
Gas & Power	2,439	651	275	1,113	1,326	(16)	359
Distribution	148	220	(33)	77	71	8	121
Biofuel	33	325	(90)	15	18	(17)	54
Corporate	198	350	(43)	99	99	−	141

Average commercial selling rate for U.S. dollar	3.18	3.70	(14)	3.22	3.15	2	3.51
Period-end commercial selling rate for U.S. dollar	3.31	3.21	3	3.31	3.17	4	3.21
Variation of the period-end commercial selling rate for U.S. dollar (%)	1.5	(17.8)	19	4.4	(2.8)	7	(9.8)
Domestic basic oil products price (R$/bbl)	223.55	230.30	(3)	219.48	227.62	(4)	228.95
Brent crude (R$/bbl)	164.51	145.90	13	159.97	169.04	(5)	159.79
Brent crude (US$/bbl)	51.81	39.73	30	49.83	53.78	(7)	45.57
Domestic Sales Price
Crude oil (U.S. dollars/bbl)	48.98	34.54	42	47.25	50.70	(7)	39.86
Natural gas (U.S. dollars/bbl)	37.61	30.07	25	38.90	36.18	8	29.90
International Sales price
Crude oil (U.S. dollars/bbl)	45.03	44.37	1	43.77	46.21	(5)	47.24
Natural gas (U.S. dollars/bbl)	19.94	22.45	(11)	20.17	19.73	2	21.74
Total sales volume (Mbbl/d)
Diesel	712	804	(11)	721	702	3	811
Gasoline	536	553	(3)	533	539	(1)	541
Fuel oil	53	72	(26)	50	56	(11)	64
Naphtha	145	142	2	125	165	(24)	172
LPG	231	227	2	238	224	6	236
Jet fuel	99	102	(3)	96	101	(5)	97
Others	167	183	(9)	170	164	4	188
Total oil products	1,943	2,083	(7)	1,933	1,951	(1)	2,109
Ethanol, nitrogen fertilizers, renewables and other products	105	111	(5)	112	99	13	111
Natural gas	335	338	(1)	350	319	10	316
Total domestic market	2,383	2,532	(6)	2,395	2,369	1	2,536
Crude oil, oil products and others exports	720	494	46	659	782	(16)	532
International sales	239	473	(49)	237	242	(2)	488
Total international market	959	967	(1)	896	1,024	(13)	1,020
Total	3,342	3,499	(4)	3,291	3,393	(3)	3,556

* See definitions of Adjusted EBITDA, Adjusted EBITDA Margin, Gross Margin, Operating Margin and Net Margin in glossary and the reconciliation in Reconciliation of Adjusted EBITDA.

2Q-2017 x 1Q-2017 Results*:

Gross Profit

Gross profit was R$ 21,369 million, a 10% decrease, mainly due to lower diesel and gasoline margins, lower volume of oil exports (due to stock sales occurred in 1Q-2017) and higher costs with imports of oil and natural gas. On the other hand, there were higher sales of diesel and natural gas.

Operating Income

Operating income increased 5%, reaching R$ 14,990 million, reflecting the gains with NTS sale and the adherence to the Tax Settlement Program (Program de Regularização Tributária – PRT) which reversed provision for losses in legal proceedings of previous periods. There were higher sales expenses, due to third parties payments for the use of the gas pipelines as a result of the NTS sale and increase in tax expenses, due to the PRT and Special Tax Settlement Program (PERT) enrollment, in addition to provision for losses with receivables from Vitória 10.000 drillship. General and administrative expenses remained flat.

Net Financial Expenses

Net financial expenses were 14% higher due to adherence to the Tax Settlement Programs (see Note 20.2 of the interim financial statements).

Net Result

The quarterly net income reached R$ 316 million, a decrease of 93%, due to higher income tax as a result of the PERT program.

Adjusted EBITDA**

Adjusted EBITDA was 24% lower mainly due to lower oil products margins and lower export volume. The Adjusted EBITDA Margin** was 29% in 2Q-2017.

Free Cash Flow**

The Free Cash Flow was positive for the ninth quarter in a row, reaching R$ 9,354 million, 30% lower than 1Q-2017, mainly due to the reduction of the operating cash flow by 15% and investments increase by 4%.

* Additional information related to operating results 2Q-2017 x 1Q-2017, see item 6.

** See definitions of Free Cash Flow and Adjusted EBITDA, Adjusted EBITDA Margin in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.

1H-2017 x 1H-2016 Results*:

Gross Profit

Gross profit increased 3% to R$ 45,155 million mainly due to lower oil and natural gas import costs and higher oil and oil products exports. The increase of domestic oil production in addition to higher domestic oil share in the processed feedstock, and of domestic natural gas in the sales mix contributed to the result.

On the other hand, there was reduction in the sale of oil products in the domestic market of 7%, lower revenues from international operations, due to the sale of Petrobras Argentina S.A. (PESA) and of Petrobras Chile Distribuición Ltda. (PCD) and higher production taxes.

Operating Income

Operating income was R$ 29,260 million, 91% higher due to the gains with NTS sale, lower expenses associated with employees, due to the voluntary separation plan’s impact, the reduced costs with asset write-off of dry and/or subcommercial well and the decrease in drilling rigs idleness.

There was a reduction in operating expenses, despite the adherence to the Tax Settlement Programs (see Note 20.2 of the interim financial statement) and the provision for losses with receivables from Vitoria 10.000 drillship.

Net Finance Expense

Net finance expense of R$ 16,590 million, a R$ 1,836 million increase due to the lower foreign exchange losses of the U.S. dollar against the Euro and charges related to the Tax Settlement Programs.

Net Income (loss) attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras was R$ 4,765 million in 1H-2017, compared to a net loss of R$ 876 million in 1H-2016, mainly due to increase in exports, lower import costs, reduction in operational expenses and adherence to the Tax Settlement Programs.

Adjusted EBITDA**

Adjusted EBITDA increased by 6% when compared to 1S-2016, to R$ 44,348 million, mainly due to lower costs associated with imports and operating expenses. The Adjusted EBITDA Margin** reached 33% in 1H-2017.

Free Cash Flow**

The higher operating cash flow and lower investments resulted in a positive Free Cash Flow of R$ 22,722 million, 70% higher than 1H-2016.

* Additional information about operating results of 1H-2017 x 1H-2016, see item 7.

** See definitions of Free Cash Flow, Adjusted EBITDA and Adjusted EBITDA Margin in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.

Table 02 - Exploration & Production Main Indicators

	R$ million
	Jan-Jun
	2017	2016	2017 x 2016 (%)	2Q-2017	1Q-2017	2Q17 X 1Q17 (%)	2Q-2016
Sales revenues	65,055	53,297	22	31,804	33,251	(4)	29,622
Brazil	63,598	50,394	26	31,109	32,489	(4)	28,185
Abroad	1,457	2,903	(50)	695	762	(9)	1,437
Gross profit	22,269	10,862	105	10,448	11,821	(12)	8,024
Brazil	21,794	9,907	120	10,265	11,529	(11)	7,549
Abroad	475	955	(50)	183	292	(37)	475
Operating expenses	(5,248)	(8,754)	40	(3,315)	(1,933)	(71)	(5,143)
Brazil	(4,205)	(7,983)	47	(2,395)	(1,810)	(32)	(4,585)
Abroad	(1,043)	(771)	(35)	(920)	(123)	(648)	(558)
Operating income (loss)	17,021	2,108	707	7,133	9,888	(28)	2,881
Brazil	17,589	1,924	814	7,871	9,718	(19)	2,965
Abroad	(568)	184	(409)	(738)	170	(534)	(84)
Net income (loss) attributable to the shareholders of Petrobras	11,371	1,557	630	4,871	6,500	(25)	2,162
Brazil	11,598	1,492	677	5,243	6,355	(17)	2,208
Abroad	(227)	65	(449)	(372)	145	(357)	(46)
Adjusted EBITDA of the segment*	32,844	21,110	56	15,014	17,830	(16)	11,893
Brazil	32,810	20,009	64	15,447	17,363	(11)	11,549
Abroad	34	1,101	(97)	(433)	467	(193)	344
EBITDA margin of the segment (%)*	50	40	11	47	54	(6)	40
Capital expenditures of the segment	18,300	25,705	(29)	9,088	9,213	(1)	11,935
Average Brent crude (R$/bbl)	164.51	145.90	13	159.97	169.04	(5)	159.79
Average Brent crude (US$/bbl)	51.81	39.73	30	49.83	53.78	(7)	45.57
Sales price - Brazil
Crude oil (US$/bbl)	48.98	34.54	42	47.25	50.70	(7)	39.86
Sales price - Abroad
Crude oil (US$/bbl)	45.03	44.37	1	43.77	46.21	(5)	47.24
Natural gas (US$/bbl)	19.94	22.45	(11)	20.17	19.73	2	21.74
Crude oil and NGL production (Mbbl/d)	2,237	2,145	4	2,225	2,248	(1)	2,223
Brazil	2,171	2,056	6	2,160	2,182	(1)	2,133
Abroad	42	63	(33)	42	42	−	63
Non-consolidated production abroad	24	26	(8)	23	24	(4)	27
Natural gas production (Mbbl/d)	554	565	(2)	551	557	(1)	581
Brazil	500	467	7	498	501	(1)	479
Abroad	54	98	(45)	53	56	(5)	102
Total production	2,791	2,710	3	2,776	2,805	(1)	2,804
Lifting cost - Brazil (US$/barrel)
excluding production taxes	11.02	10.75	3	11.21	10.83	4	11.00
including production taxes	19.54	15.47	26	18.71	20.38	(8)	17.37
Lifting cost - Brazil (R$/barrel)
excluding production taxes	34.87	38.68	(10)	36.09	33.65	7	37.64
including production taxes	62.03	55.05	13	61.34	62.73	(2)	58.93
Lifting cost – Abroad without production taxes (US$/barrel)	5.12	5.56	(8)	5.67	4.56	24	5.49
Production taxes - Brazil	11,603	6,612	75	5,401	6,202	(13)	4,453
Royalties	5,969	4,385	36	2,847	3,122	(9)	2,472
Special participation charges	5,540	2,137	159	2,507	3,033	(17)	1,938
Retention of areas	94	90	4	47	47	−	43
Production taxes - Abroad	281	518	(46)	148	133	11	244

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

RESULT BY BUSINESS SEGMENT

EXPLORATION & PRODUCTION

1H-2017 x 1H-2016	2Q-2017 x 1Q-2017
Gross Profit
Gross profit increased due to higher oil prices and higher production in Brazil, partially offset by increase in production taxes.	The decrease in gross profit was a result of lower revenues, derived from lower oil prices, slightly offset by lower production taxes.
Operating Income
Operating income reflects higher gross profit and lower expenses with assets write-off of dry and/or sub commercial wells and drilling rigs idleness.	Decrease in operating income due to lower gross profit and provisions for losses with receivables related to Vitória 10.000 drillship.
Operating Results Production

Domestic crude oil and NGL production increased by 6% and domestic natural gas production by 7% due to ramp-ups and new wells in Lula, Sapinhoá, Parque das Baleias and Marlim Sul fields and the start-up of production on new systems: FPSOs Cid. de Caraguatatuba (Lapa field), Cid. de Saquarema  and P-66 (Lula field).

The production of oil and NGL abroad declined 33%, as a result of the sale of Petrobras Argentina in 2016, balanced by the start of production of new wells at Saint Malo and Lucius fields in the USA.

Natural gas production abroad decreased 45% due to the sale of participation in PESA in 2016 and to the lower demand of Bolivian gas from Brazil.

Domestic crude oil and NGL production decreased by 1% mainly due to scheduled stops by Lula (FPSO Cidade de Mangaratiba), Barracuda e Caratinga (P-43), Albacora (P-25) e Marlim (P-37 e P-19).

Domestic natural gas production remained stable.

International crude oil and NGL production remained stable.

Lifting Cost

Lifting cost increased mainly due to foreign exchange charges over the costs denominated in Brazilian Real. This result was partially offset by lower expenditures associated with maintenance, logistics services and personnel and higher production.

Additionally, higher production taxes were caused by higher oil prices.

Lifting cost abroad decreased 8% due to the sale of PESA in 2016, partially offset by the higher charter costs in the U.S.A, in the Cascade and Chinook fields.

The indicator in US dollar increased due to higher costs associated with well intervention and maintenance of rigs.

On the other hand, there were lower production taxes caused by decrease in oil prices.

Lifting cost abroad increased 24% mainly in the U.S.A, due to submarine inspections in the Cascade and Chinook fields.

*Table 03 - Refining, Transportation and Marketing Main Indicators

	R$ million
	Jan-Jun
	2017	2016	2017 x 2016 (%)	2Q-2017	1Q-2017	2Q17 X 1Q17 (%)	2Q-2016
Sales revenues	105,230	109,032	(3)	51,301	53,929	(5)	55,947
Brazil (includes trading operations abroad)	107,645	109,331	(2)	52,747	54,898	(4)	56,220
Abroad	2,840	6,192	(54)	1,877	963	95	3,306
Eliminations	(5,255)	(6,491)	19	(3,323)	(1,932)	(72)	(3,579)
Gross profit	14,017	28,067	(50)	6,639	7,378	(10)	14,081
Brazil	14,117	27,902	(49)	6,690	7,427	(10)	13,798
Abroad	(100)	165	(161)	(51)	(49)	(4)	283
Operating expenses	(4,119)	(6,227)	34	(1,997)	(2,122)	6	(3,736)
Brazil	(4,031)	(6,008)	33	(1,967)	(2,064)	5	(3,618)
Abroad	(88)	(219)	60	(30)	(58)	48	(118)
Operating income (loss)	9,898	21,840	(55)	4,642	5,256	(12)	10,345
Brazil	10,086	21,894	(54)	4,723	5,363	(12)	10,180
Abroad	(188)	(54)	(248)	(81)	(107)	24	165
Net income (loss) attributable to the shareholders of Petrobras	7,530	15,184	(50)	3,470	4,060	(15)	7,208
Brazil	7,654	15,234	(50)	3,523	4,131	(15)	7,048
Abroad	(124)	(50)	(148)	(53)	(71)	25	160
Adjusted EBITDA of the segment*	13,953	26,962	(48)	6,730	7,223	(7)	13,514
Brazil	14,048	26,899	(48)	6,760	7,288	(7)	13,299
Abroad	(95)	63	(250)	(30)	(65)	54	215
EBITDA margin of the segment (%)*	13	25	(11)	13	13	−	24
Capital expenditures of the segment	1,875	1,777	6	1,059	816	30	825
Domestic basic oil products price (R$/bbl)	223.55	230.30	(3)	219.48	227.62	(4)	228.95
Imports (Mbbl/d)	316	422	(25)	341	290	18	359
Crude oil import	116	160	(28)	139	93	49	122
Diesel import	5	23	(78)	10	−	-	−
Gasoline import	10	46	(78)	7	13	(46)	41
Other oil product import	185	193	(4)	185	184	1	196
Exports (Mbbl/d)	717	484	48	654	779	(16)	515
Crude oil export	548	324	69	487	609	(20)	341
Oil product export	169	160	6	167	170	(2)	174
Exports (imports), net	401	62	547	313	489	(36)	156
Refining Operations - Brazil (Mbbl/d)
Oil products output	1,805	1,939	(7)	1,798	1,811	(1)	1,919
Reference feedstock	2,176	2,176	−	2,176	2,176	−	2,176
Refining plants utilization factor (%)	77	84	(7)	78	77	1	84
Processed feedstock (excluding NGL)	1,686	1,828	(8)	1,691	1,681	1	1,820
Processed feedstock	1,735	1,869	(7)	1,745	1,725	1	1,869
Domestic crude oil as % of total processed feedstock	94	90	4	93	95	(2)	91
Refining Operations - Abroad (Mbbl/d)
Total processed feedstock	84	138	(39)	112	56	100	136
Oil products output	86	141	(39)	113	59	92	138
Reference feedstock	100	230	(57)	100	100	−	230
Refining plants utilization factor (%)	79	56	23	102	55	47	56
Refining cost - Brazil
Refining cost (US$/barrel)	2.95	2.37	24	2.86	3.04	(6)	2.46
Refining cost (R$/barrel)	9.38	8.65	8	9.28	9.49	(2)	8.56
Refining cost - Abroad (US$/barrel)	4.53	4.00	13	4.18	5.22	(20)	4.00
Sales volume (includes sales to BR Distribuidora and third-parties)
Diesel	656	766	(14)	663	648	2	769
Gasoline	465	500	(7)	462	469	(1)	487
Fuel oil	57	68	(16)	57	57	−	61
Naphtha	145	142	2	125	165	(24)	172
LPG	231	227	2	239	223	7	235
Jet fuel	112	117	(5)	109	114	(4)	110
Others	183	199	(8)	181	184	(1)	203
Total domestic oil products (mbbl/d)	1,848	2,020	(8)	1,836	1,860	(1)	2,038

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

REFINING, TRANSPORTATION AND MARKETING

1H-2017 x 1H-2016	2T-2017 x 1T-2017
Gross Profit

Gross profit decreased due to lower sales margins, mainly of diesel and gasoline, influenced by increase in Brent and in domestic oil prices, as well as reduction in oil products sales volume in the domestic market.

Gross profit decreased due to lower prices of oil products sold that were not followed by cost reduction with acquisition/transfer of oil and oil products, due to stock sales of the previous quarter, at higher costs.

Operating Income
Operating income decreased due to the lower gross profit, partially offset by lower selling expenses and impairment .	Operating income decreased due to the lower gross profit, partially offset by lower sales expenses.
Operating Performance Imports and Exports of Crude Oil and Oil Products

Net crude oil exports increased as a result of domestic production growth and of decrease in processed volume in refineries, both domestic and imported.

The reduction in net oil products imports, especially diesel and gasoline, is due to lower domestic sales along with the increase in market share of our competitors in the Brazilian market.

Net crude oil exports decreased as a result of fewer stock sales in 2Q‑2017 and higher crude imports, capturing market opportunities. The balance of net imports of oil products remained flat.
Refining Operations
Processed feedstock was 7% lower, mainly due to increase in imports by third parties.	Processed feedstock remained stable.
Refining Cost

Refining cost was higher mainly reflecting a decrease in processed feedstock along with higher employee compensation costs attributable to the 2016 Collective Bargaining Agreement, partially compensated by lower expenses with third party services and materials.

Refining cost remained stable.

Table 04 - Gas & Power Main Indicators

	R$ million
	Jan-Jun
	2017	2016	2017 x 2016 (%)	2Q-2017	1Q-2017	2Q17 X 1Q17 (%)	2Q-2016
Sales revenues	16,971	17,151	(1)	9,268	7,703	20	7,760
Brazil	16,921	15,996	6	9,240	7,681	20	7,163
Abroad	50	1,155	(96)	28	22	27	597
Gross profit	4,984	3,974	25	2,541	2,443	4	2,146
Brazil	4,981	3,792	31	2,545	2,436	4	2,065
Abroad	3	182	(98)	(4)	7	(157)	81
Operating expenses	3,561	(1,980)	280	4,449	(888)	601	(1,246)
Brazil	3,596	(1,939)	285	4,475	(879)	609	(1,222)
Abroad	(35)	(41)	15	(26)	(9)	(189)	(24)
Operating income (loss)	8,545	1,994	329	6,990	1,555	350	900
Brazil	8,577	1,853	363	7,020	1,557	351	843
Abroad	(32)	141	(123)	(30)	(2)	(1,400)	57
Net income (loss) attributable to the shareholders of Petrobras	5,624	1,302	332	4,603	1,021	351	545
Brazil	5,602	1,078	420	4,599	1,003	359	433
Abroad	22	224	(90)	4	18	(78)	112
Adjusted EBITDA of the segment*	3,139	3,489	(10)	883	2,256	(61)	1,642
Brazil	3,149	3,326	(5)	893	2,256	(60)	1,577
Abroad	(10)	163	(106)	(10)	−	-	65
EBITDA margin of the segment (%)*	18	20	(2)	10	29	(19)	21
Capital expenditures of the segment	2,439	651	275	1,113	1,326	(16)	359
Physical and financial indicators - Brazil
Electricity sales (Free contracting market - ACL) - average MW	778	864	(10)	797	759	5	866
Electricity sales (Regulated contracting market - ACR) - average MW	3,058	3,172	(4)	3,058	3,058	−	3,172
Generation of electricity - average MW	2,352	2,224	6	2,682	2,017	33	1,616
Electricity price in the spot market - Differences settlement price (PLD) - R$/MWh	221	74	199	286	156	83	79
LNG imports (Mbbl/d)	26	54	(52)	37	16	131	33
Natural gas imports (Mbbl/d)	132	184	(28)	146	118	24	174

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

GAS & POWER

1H-2017 x 1H-2016	2Q-2017 x 1Q-2017
Gross Profit
The increase of gross profit was due to lower acquisition costs, mainly due to a higher domestic natural gas supply, which resulted in lower natural gas an LNG imports.

The increase of gross profit was due to higher natural gas sales, mainly to the thermoelectric sector, partially offset by higher acquisition costs of natural gas, due to higher share of imported gas in the sales mix.

Operating Income
Operating income increased due to the higher gross profit, as well as to gains with the sale of Company’s interest in NTS.

Operating income increased due to the higher gross profit, as well as to gains with the sale of Company’s interest in NTS. On the other hand this sale resulted in higher sales costs associated with the pipeline use.

Operating Performance Physical and Financial Indicators
The increase of domestic gas supply led to reduction in imports of natural gas from Bolivia and LNG.	Natural gas sales increased, mainly due to higher thermoelectric demand, which led to higher imports from Bolivia and of LNG.

Table 05 - Distribution Main Indicators

	R$ million
	Jan-Jun
	2017	2016	2017 x 2016 (%)	2Q-2017	1Q-2017	2Q17 X 1Q17 (%)	2Q-2016
Sales revenues	41,239	49,449	(17)	20,327	20,912	(3)	24,218
Brazil	39,098	43,083	(9)	19,258	19,840	(3)	21,036
Abroad	2,141	6,366	(66)	1,069	1,072	−	3,182
Gross profit	2,869	3,744	(23)	1,326	1,543	(14)	1,804
Brazil	2,690	3,057	(12)	1,238	1,452	(15)	1,431
Abroad	179	687	(74)	88	91	(3)	373
Operating expenses	(1,952)	(3,524)	45	(967)	(985)	2	(1,537)
Brazil	(1,867)	(3,045)	39	(935)	(932)	−	(1,293)
Abroad	(85)	(479)	82	(32)	(53)	40	(244)
Operating income (loss)	917	220	317	359	558	(36)	267
Brazil	824	12	6767	304	520	(42)	138
Abroad	93	208	(55)	55	38	45	129
Net income (loss) attributable to the shareholders of Petrobras	604	159	280	235	369	(36)	184
Brazil	542	(38)	1526	198	344	(42)	58
Abroad	62	197	(69)	37	25	48	126
Adjusted EBITDA of the segment*	1,138	505	125	459	679	(32)	410
Brazil	1,043	230	353	414	629	(34)	249
Abroad	95	275	(65)	45	50	(10)	161
EBITDA margin of the segment (%)*	3	1	2	2	3	(1)	2

Capital expenditures of the segment	148	220	(33)	77	71	8	121

Market share – Brazil**

Sales Volumes - Brazil (Mbbl/d)
Diesel	290	314	(8)	295	285	3	317
Gasoline	190	191	−	191	190	1	187
Fuel oil	42	57	(27)	39	45	(13)	50
Jet fuel	50	50	−	48	53	(9)	47
Others	86	102	(15)	87	86	1	104
Total domestic oil products	659	715	(8)	659	658	−	706

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.
**Petrobras adopts in Brazil the Sindicom data, whose methodology is under review.

DISTRIBUTION

1H-2017 x 1H-2016	2Q-2017 x 1Q-2017
Gross Profit
The decrease in gross profit reflected lower sales volumes, caused by a reduction in economic activity in Brazil and reduced sales margins.	The decrease in gross profit reflected lower commercialization margins in gasoline, diesel and ethanol.
Operating Income

Operating income increased, reflecting the losses suffered in 2016 with receivables from the electricity sector and with administrative and judicial claims, as well as the reversal, in 2017, of provision related to the voluntary separation incentive plan (PIDV 2016), as a result of cancellation of enrollments by some employees.

Operating income decreased mainly due to the reduction in gross profit and to lower reversal of losses with receivables from the electricity sector, partially offset by reversal of provision related to the voluntary separation incentive plan (PIDV 2016).

Operating Performance
The decrease in sales volume was mainly due to lower sales to thermoelectric power plants.	Sales volume remained stable reflecting higher diesel sales, due to its seasonality and lower sales to thermoelectric power plants.

Liquidity and Capital Resources

Table 06 - Liquidity and Capital Resources

	R$ million
	Jan-Jun
	2017	2016	2Q-2017	1Q-2017	2Q-2016
Adjusted cash and cash equivalents* at the beginning of period	71,664	100,887	63,783	71,664	80,521
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(2,556)	(3,042)	(2,909)	(2,556)	(2,743)
Cash and cash equivalents at the beginning of period	69,108	97,845	60,874	69,108	77,778
Net cash provided by (used in) operating activities	42,878	39,415	19,653	23,225	22,108
Net cash provided by (used in) investing activities	(11,311)	(25,277)	(3,049)	(8,262)	(10,759)
Capital expenditures, investments in investees and dividends received	(20,156)	(26,079)	(10,299)	(9,857)	(11,153)
Proceeds from disposal of assets (divestment)	9,455	14	7,582	1,873	3
Investments in marketable securities	(610)	788	(332)	(278)	391
(=) Net cash provided by operating and investing activities	31,567	14,138	16,604	14,963	11,349
Net financings	(23,487)	(37,099)	(2,257)	(21,230)	(19,594)
Proceeds from long-term financing	43,988	32,679	30,960	13,028	25,464
Repayments	(67,475)	(69,778)	(33,217)	(34,258)	(45,058)
Dividends paid to non- controlling interest	(410)	(165)	(410)	−	(165)
Acquisition of non-controlling interest	(142)	189	(12)	(130)	43
Effect of exchange rate changes on cash and cash equivalents	1,334	(11,968)	3,171	(1,837)	(6,471)
Cash and cash equivalents at the end of period	77,970	62,940	77,970	60,874	62,940
Government bonds and time deposits with maturities of more than 3 months at the end of period	3,317	2,430	3,317	2,909	2,430
Adjusted cash and cash equivalents* at the end of period	81,287	65,370	81,287	63,783	65,370

Reconciliation of Free Cash Flow
Net cash provided by (used in) operating activities	42,878	39,415	19,653	23,225	22,108
Capital expenditures, investments in investees and dividends received	(20,156)	(26,079)	(10,299)	(9,857)	(11,153)
Free cash flow*	22,722	13,336	9,354	13,368	10,955

As of June 30, 2017, the balance of cash and cash equivalents was R$ 77,970 million and the balance of adjusted cash and cash equivalents was R$ 81,287,287 million. Our principal uses of funds in 1H-2017 were for repayment of financing (and interest payments) and for capital expenditures. We partially met these requirements with cash provided by operating activities of R$ 42,878 million and with proceeds from financing of R$ 43,988 million and from divestments of R$ 9,455 million. The balance of adjusted cash and cash equivalents was positively impacted in 2016 by the application of the foreign exchange effect to the foreign financial investments.

Net cash provided by operating activities of R$ 42,878 million was mainly generated by (i) the reduction of import costs due to lower sales in Brazil, reflecting the higher share of national oil in the processed feedstock and national gas in the sales mix, and (ii) higher export volumes of crude oil and oil products and higher prices. These factors were partially offset by higher production taxes.

Capital expenditures, investments in investees and dividends received totaled R$ 20,156 million in 1H-2017, a decrease of 23% compared to 1H-2016, being 80% in E&P business segment.

Free Cash Flow* was positive, amounting to R$ 22,722 million in 1H-2017, 1.7 times 1H-2016.

From January to June 2017, proceeds from financing amounted to R$ 43,988 million. These funds were raised through commercial banking, capital markets transactions and development banks, and used to refinance the debt and pay capital expenditures. Global notes were issued in international capital markets in the amount of US$ 8 billion, with maturities at 2022, 2027 and 2044. The proceeds of those offerings, together with cash and new funding in other markets, of US$ 3.86 billion, were used for pay-down debt (tender offer and make whole) a US$ 7.36 billion value. In addition, the Company pre-paid debts of US$ 1.13 billion with BNDES, operations in the national and international capital markets of US$ 3,16 billions and a structured operation in the amount of US$ 0.13 billion.

Repayments of principal and interest totaled R$ 67,475 million in 1H-2017 and the nominal cash flow (cash view), including principal and interest payments, by maturity, is set out in R$ million, below:

Table 07 - Nominal cash flow including principal and interest payments

	Consolidated
Maturity	2017	2018	2019	2020	2021	2022 and thereafter	06.30.2017	12.31.2016
Principal	9,556	30,801	55,139	41,602	62,535	178,812	378,445	390,227
Interest	10,817	21,644	19,557	16,673	13,219	114,233	196,143	190,352
Total	20,373	52,445	74,696	58,275	75,754	293,045	574,588	580,579

*

* See reconciliation of Adjusted Cash and Cash Equivalents in Net debt and definition of Adjusted Cash and Cash Equivalents and Free Cash Flow in glossary.

Consolidated debt

Gross debt in Brazilian Reais decreased by 2% when compared to December 31, 2016, mainly as a result repayments of principal and interest offset by 1.5% real depreciation. Net debt reduced 6%.

Current debt and non-current debt include finance lease obligations of R$ 73 million and R$ 718 million as of June 30, 2017, respectively (R$ 59 million and R$ 736 million on December 31, 2016).

The weighted average maturity of outstanding debt reached 7.88 years as of June 30, 2017 (compared to 7.46 years as of December 31, 2016).

The ratio between net debt and the LTM Adjusted EBITDA* decreased from 3.54 as of December 31, 2016 to 3.23 as of June 30, 2017 due to the reduction in debt and increase in LTM Adjusted EBITDA.

Table 08 - Consolidated debt in reais

	R$ million
	06.30.2017	12.31.2016	Δ%

Current debt	25,985	31,855	(18)
Non-current debt	350,602	353,929	(1)
Total	376,587	385,784	(2)
Cash and cash equivalents	77,970	69,108	13
Government securities and time deposits (maturity of more than 3 months)	3,317	2,556	30
Adjusted cash and cash equivalents*	81,287	71,664	13
Net debt*	295,300	314,120	(6)
Net debt/(net debt+shareholders' equity) – Leverage*	53%	55%	(2)
Total net liabilities*	726,767	733,281	(1)
(Net third parties capital / total net liabilities)	64%	66%	(2)
Net debt/LTM Adjusted EBITDA ratio*	3.23	3.54	(9)
Average interest rate (% p.a.)	6.1	6.2	(1)

Table 09 - Consolidated debt in dollar

	U.S.$ million
	06.30.2017	12.31.2016	Δ%
Current debt	7,855	9,773	(20)
Non-current debt	105,980	108,597	(2)
Total	113,835	118,370	(4)
Net debt*	89,263	96,381	(7)
Weigthed average maturity of outstanding debt (years)	7.88	7.46	0.42

*

Table 10 - Consolidated debt by rate, currency and maturity

	R$ million
	06.30.2017	12.31.2016	Δ%
Summarized information on financing
By rate
Floating rate debt	197,968	208,525	(5)
Fixed rate debt	177,828	176,464	1
Total	375,796	384,989	(2)
By currency
Brazilian Real	74,592	78,788	(5)
US Dollars	276,344	276,876	−
Euro	16,754	21,637	(23)
Other currencies	8,106	7,688	5
Total	375,796	384,989	(2)
By maturity
2017	13,956	31,796	(56)
2018	31,084	36,557	(15)
2019	54,559	68,112	(20)
2020	41,027	53,165	(23)
2021	61,963	61,198	1
2022 on	173,207	134,161	29
Total	375,796	384,989	(2)

* See definition of Adjusted Cash and Cash Equivalents, Net Debt, Total Net Liabilities, LTM Adjusted EBITDA and Leverage in glossary and reconciliation in Reconciliation of LTM Adjusted EBITDA.

ADDITIONAL INFORMATION

1.	Reconciliation of Adjusted EBITDA

Our Adjusted EBITDA is a performance measure computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization). Petrobras presents the EBITDA according to Instrução CVM nº 527 of October 4, 2012, adjusted by items not considered as part of Company’s primary business, which include results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the income statement and gains and losses on disposal and write-offs of assets.

In 2016, we revised our presentation of Adjusted EBITDA to better reflect management’s views of the performance of its primary business, by adding back gains and losses derived from dispositions; such as: disposal and write-offs of assets, the amount of cumulative translation adjustments reclassified to the income statement and re-measurement of remaining interest at fair value.  We have applied the same methodology to data for earlier periods in this report for comparative purposes.

Adjusted EBITDA is not a measure defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of Adjusted EBITDA by other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS. The Company reports its Adjusted EBITDA to give additional information and a better understanding of the Company's income from its primary business and it must be considered in conjunction with other measures and indicators for a better understanding of the Company's operational performance.

Table 11 - Reconciliation of Adjusted EBITDA

	R$ million
	Jan-Jun
	2017	2016	2017 X 2016 (%)	2Q-2017	1Q-2017	2Q17 X 1Q17 (%)	2Q-2016
Net income (loss)	5,099	518	884	292	4,807		899
Net finance income (expense)	16,590	14,754	12	8,835	7,755	14	6,061
Income taxes	8,798	846	940	6,478	2,320	179	622
Depreciation, depletion and amortization	21,148	24,598	(14)	10,382	10,766	(4)	11,949
EBITDA	51,635	40,716	27	25,987	25,648	1	19,531
Share of earnings in equity-accounted investments	(1,227)	(786)	(56)	(615)	(612)	(94)	(398)
Impairment losses / (reversals)	207	1,478	(86)	228	(21)	−	1,184
Realization of cumulative translation adjustment	116	−	−	−	116	−	−
Gains/ losses on disposal/ write-offs of non-current assets*	(6,383)	235	(2,816)	(6,506)	123	−	133
Adjusted EBITDA	44,348	41,643	6	19,094	25,254	(24)	20,450

Adjusted EBITDA margin (%)	33	29	4	29	37	(8)	29

2.	Reconciliation of LTM Adjusted EBITDA

Table 12 - Reconciliation of LTM Adjusted EBITDA

	R$ million
	Last 12 months (LTM) until
	30.06.2017	31.12.2016

Net income (loss)	(8,464)	(13,045)
Net finance income (expense)	29,021	27,185
Income taxes	10,294	2,342
Depreciation, depletion and amortization	45,093	48,543
EBITDA	75,944	65,025
Share of earnings in equity-accounted investments	188	629
Impairment losses / (reversals)	19,026	20,297
Realization of cumulative translation adjustment	3,809	3,693
Gains/ losses on disposal/ write-offs of non-current assets	(7,569)	(951)
Adjusted EBITDA	91,398	88,693

Adjusted EBITDA is a component of a metric included in the Company’s Business and Management Plan: Net debt / LTM Adjusted EBITDA ratio.

* includes results with disposal and write-offs of assets and re-measurement of remaining interests at fair value.

ADDITIONAL INFORMATION

3.	Impact of our Cash Flow Hedge policy

Table 13 - Impact of our Cash Flow Hedge policy

	R$ million
	Jan-Jun
	2017	2016	2017 x 2016 (%)	2Q-2017	1Q-2017	2Q17 X 1Q17 (%)	2Q-2016
Total inflation indexation and foreign exchange variation	(3,237)	44,756	(107)	(8,388)	5,151	(263)	23,275
Deferred Foreign Exchange Variation recognized in Shareholders' Equity	2,282	(43,479)	105	7,741	(5,459)	242	(21,465)
Reclassification from Shareholders’ Equity to the Statement of Income	(4,806)	(5,397)	11	(2,371)	(2,435)	3	(2,497)
Net Inflation indexation and foreign exchange variation	(5,761)	(4,120)	(40)	(3,018)	(2,743)	(10)	(687)

The reclassification of foreign exchange variation expense from Shareholders’ Equity to the Income Statement in the 1H-2017 was R$ 4,806 million, a reduction of 11% compared to the 1H-2016, due to the absence of planned exports that were no longer expected to occur.

The reclassification of foreign exchange variation expense from Shareholders’ Equity to the Income Statement in the 2Q-2017, compared to the 1Q-2017, was roughly stable, since there were no anticipated reclassifications of foreign exchange variation expenses from Shareholders’ Equity to the Income Statement as a result of planned exports that were no longer expected to occur or did not occur.

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the income statement may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2017-2021 Business and Management Plan (Plano de Negócios e Gestão – PNG), a R$ 2 million reclassification adjustment from equity to the income statement would occur.

The expected annual realization of the foreign exchange variation balance in shareholders’ equity, on June 30, 2017, is set out below:

Table 14 - Expectation of exports volumes realization

	Consolidated

	2017	2018	2019	2020	2021	2022	2023	2024 a 2027	Total

Expected realization	(5,491)	(10,531)	(7,302)	(5,611)	(5,026)	(5,699)	(3,024)	7,150	(35,534)

ADDITIONAL INFORMATION

4.	Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange rate variation, for which the main gross exposures are the Brazilian Real relative to the U.S. dollar and the U.S. dollar relative to the Euro. Beginning in mid-May 2013, the Company extended the use of hedge accounting to hedge highly probable future exports.

The Company designates hedging relationships between exports and its long-term debt obligations (denominated in U.S. dollars) to, simultaneously, recognize the effects of the existing natural foreign exchange hedge between those operations in its financial statements. Through the extension of the hedge accounting practice, foreign exchange gains or losses, generated by foreign exchange variation, are recognized in our shareholders’ equity and will only affect the statement of income at the moment of future exports realization.

During 1H-2017, Petrobras, through its affiliate Petrobras Global Trading B.V. (PGT), made a cross currency swap derivative, aiming to protect the exposure to pounds against U.S. dollar, in view of the bond with notional value of GBP 700 million and maturity to December, 2026. The Company does not have the intention to liquidate those transactions before the maturity date.

The balances of assets and liabilities in foreign currency of our foreign subsidiaries are not included in our foreign exchange rate variation exposure below when transacted in a currency equivalent to their respective functional currencies.

As of June 30, 2017, the Company had a net liability exposure to foreign exchange rates, of which the main exposure is the relationship between the U.S. dollar and the euro.

Table 15 - Assets and Liabilities subject to exchange variation

ITEMS	R$ million

	06.30.2017	12.31.2016
Assets	37,703	44,303
Liabilities	(241,690)	(271,531)
Hedge Accounting	182,552	201,292
Cross Currency Swap	3,010	−
Total	(18,425)	(25,936)

Table 16 - Assets and Liabilities subject to exchange variation by currency

BY CURRENCY	R$ million

	06.30.2017	12.31.2016

Real/ U.S. Dollars	1,078	2,402
Real/ Euro	(154)	(149)
Real/ Pound Sterling	(59)	(56)
U.S. Dollars/ Yen	(474)	(599)
U.S. Dollars/ Euro	(16,515)	(21,453)
U.S. Dollars/ Pound Sterling	(2,301)	(6,081)
Total	(18,425)	(25,936)

Table 17 - Foreign exchange and inflation indexation charges

	R$ million
	Jan-Jun
Foreign exchange and inflation indexation charges	2017	2016	2017 x 2016 (%)	2Q-2017	1Q-2017	2Q17 X 1Q17 (%)	2Q-2016
Foreign exchange variation Dollar x Euro	(1,468)	(533)	(175)	(1,171)	(297)	(294)	910
Foreign exchange variation Real x Dollar	46	529	(91)	245	(199)	223	(141)
Foreign exchange variation Dollar x Pound Sterling	(181)	970	(119)	(117)	(64)	(83)	644
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(4,806)	(5,397)	11	(2,371)	(2,435)	3	(2,497)
Foreign exchange variation Real x Euro	(55)	(226)	76	(54)	(1)	(5300)	32
Others	703	537	31	450	253	78	365
Net Inflation indexation and foreign exchange variation	(5,761)	(4,120)	(40)	(3,018)	(2,743)	(10)	(687)

ADDITIONAL INFORMATION

5.	Special Items

Table 18 – Special itens

		R$ million
For the first half of
2017	2016		Items of Income Statement	2Q-2017	1Q-2017	2Q-2016
6,979	-	Gains (losses) on Disposal of Assets	Other income (expenses)	6,977	2	-
669	(1,213)	Voluntary Separation Incentive Plan – PIDV	Other income (expenses)	394	275	(1,212)
96	(866)	(Losses)/Gains on legal proceedings	Other income (expenses)	741	(645)	(569)
89	79	Amounts recovered - "overpayments incorrectly capitalized"	Other income (expenses)	89	-	79
(72)	(1,050)	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(181)	109	(506)
(116)	-	Cumulative translation adjustment - CTA	Other income (expenses)	-	(116)	-
(182)	(1,478)	Impairment of assets and investments	Several	(140)	(42)	(1,184)
(818)	-	Vitória 10.000 drillship	Other income (expenses)	(818)	-	-
(3,972)	-	Reduction of Tax Litigation Program	Several	(3,972)	-	-
(129)	(51)	State Tax Amnesty Program	Other taxes	(129)	-	-
(4,331)	-	Income Taxes	Income Taxes	(4,331)	-	-
(1,787)	(4,579)	Total		(1,370)	(417)	(3,392)

Impact of the impairment of assets and investments on the Company´s Income Statement:

(207)	(1,478)	Impairment	(228)	21	(1,184)
25	-	Share of earnings in equity-accounted investments	88	(63)	-
(182)	(1,478)	Impairment of assets and investments	(140)	(42)	(1,184)

These special items are related to the Company’s businesses and based on Management’s judgement have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

5.1	Impacts of tax settlement programs (PRT and PERT) within statement of income

Table 19 – Impacts of tax settlement programs (PRT and PERT) within statement of income

	R$ million
	PRT	PERT	Total
Tax expense	(544)	(1,754)	(2,298)
Finance income	(802)	(872)	(1,674)
Income taxes - note of deficiency	(314)	(1,730)	(2,044)
Total - after reliefs	(1,660)	(4,356)	(6,016)
Income taxes - deductible expenses	(164)	673	509
Other income and expenses - reversal of provision (*)	1,560	−	1,560
Total	(264)	(3,683)	(3,947)
Income taxes - reversal of unused tax losses from 2012 to 2017	-	(2,287)	(2,287)
Impacts within the statement of income	(264)	(5,970)	(6,234)
(*) Part of PRT within the statement of income was recognized in the first quarter 2017 in the amount of R$ 627 million.

ADDITIONAL INFORMATION

6. Results of Operations of 2Q-2017 compared to 1Q-2017:

Sales revenues of R$ 66,996 million, a 2% decrease when compared to the 1Q-2017 (R$ 68,365 million), mainly due to:

•	Lower export revenues (R$ 1,708 million), mainly of crude oil, due to decreased sales volume with inventory formation abroad;
•	Domestic revenues remained relatively flat, mainly as a result of:
✓	Lower domestic oil product prices (R$ 1,613 million), mainly of diesel and gasoline, following, respectively, the 5.2% and 5.5% decreases came from cumulative price revisions in the period;
✓	Increased electricity revenues (R$ 829 million), due to higher thermoelectric dispatch and increased differences settlement price;
✓	Higher natural gas revenues (R$ 724 million), mainly due to increased thermoelectric demand and higher prices; and
✓	Increased oil product demand (R$ 272 million), due the seasonal consumption for diesel and LPG, partially offset by lower naphtha sales.

Cost of sales of R$ 45,627 million increased 2% compared to the 1Q-2017 (R$ 44,579 million), reflecting:

•	Increased electricity expenses due to higher thermoelectric dispatchs, increased differences settlement price and the higher share of LNG and of Bolivian gas on power generation;
•	Increased share of natural gas import on sales mix, following the higher thermoelectric demand; and
•	Higher share of crude oil imports on domestic processed feedstock.

Selling expenses were R$ 3,889 million, a 63% increase compared to the 1Q-2017 (R$ 2,390 million), due to:

•	Higher transportation expenses due to the sale of Nova Transportadora do Sudeste – NTS (R$ 1,010 million); and
•	Allowance for impairment of trade receivables from companies in the electricity sector (R$ 183 million), compared to a reversal of R$ 109 million in the 1Q-2017.

Other taxes were R$ 3,069 million, R$ 2,778 million higher compared to the 1Q-2017 (R$ 291 million), mainly as a result of the Company’s decision to benefit from the Tax Settlement Programs (Programas de Regularização Tributária) (R$ 2,298 million) and from the State Tax Amnesty Program (R$ 129 million).

Other operating income of R$ 3,952 million, compared to other operating expenses of R$ 3,895 million in the 1Q-2017, as a result of:

•	Gain on the sale of the Company’s interest in Nova Transportadora do Sudeste (NTS) (R$ 6,279 million) and on the fair value remeasurement of the remaining assets (R$ 698 million);
•	Lower provision for legal, administrative and arbitral proceedings (R$ 92 million) in 2Q-2017, compared to R$ 1,255 million in 1Q-2017 due to:
✓	Reversal of provision for tax proceedings (R$ 1,560 million), following the Company’s adhesion to the Tax Settlement Programs (Programas de Regularização Tributária);
✓	The effect of the provision for contingency arising from the disapproval of tax credit compensation at Termomacaé Ltda, recognized in 1Q‑2017 (R$ 645 million);
✓	Higher provision for contingencies (R$ 591 million), mainly as a result of the updating of the civil liability lawsuit filed by SERGAS (R$ 331 million); and
✓	Loss on legal proceeeding, as a result of an agreement to close an individual lawsuit at the United States Federal Court (Class Action) in June 2017 (R$ 230 million).
•	Provision for losses with receivables related to Vitória 10.000 drillship of R$ 818 million (see Note 7.3.1 to the Company’s interim consolidated financial statements);
•	Amounts received through the leniency agreement signed by Rolls Royce in June 2017 (R$ 81 million).

Net finance expense of R$ 8,835 million, a 14% increase compared to 1Q-2017 (R$ 7,755 million), due to:

•	Increased finance expenses in R$ 923 million, due to:

✓	Charges came from the Company’s decision to benefit from the Tax Settlement Programs (Programas de Regularização Tributária) (R$ 1,674 million);
✓	A decrease in financing expenses abroad, in light of lower costs resulting from the repurchase of bonds in the 2Q-2017, compared to the 1Q‑2017 (R$ 483 million); and
✓	Lower finance expense in Brazil due to prepays (R$ 306 million).

•	Higher foreign exchange and inflation indexation charges in R$ 275 million, generated by:

✓	Increased depreciation of the U.S. dollar against the Euro on the Company’s net debt in the 2Q-2017, compared to the 1Q‑2017 (R$ 874 million);
✓

Positive foreign exchange variation of R$ 245 million due to the 4.4% depreciation of the Brazilian Real over the exposure of assets in U.S. dollar in the 2Q‑2017, compared to the negative foreign exchange variation of R$ 199 million due to the 2.8% foreign exchange appreciation in the 1Q‑2017 (R$ 444 million);

✓	Higher revenues with other foreign exchange and inflation indexation variations, net (R$ 185 million);
✓	Lower reclassification of cumulative foreign exchange variation from shareholders’ equity to net income due to occurred exports designated for cash flow hedge accounting (R$ 64 million); and
✓	Higher dollar depreciation against the net exposure to the pound in 2Q-2017 (R$ 53 million).

Income taxes (corporate income tax and social contribution) were R$ 6,478 million in the 2Q-2017, R$ 4,158 million higher compared to the 1Q‑2017 (R$ 2,320 million), mainly as a result of the Company’s decision to benefit from the Tax Settlement Programs (Programas de Regularização Tributária) and also to the taxable income of the periods (see Note 20.6).

ADDITIONAL INFORMATION

7. Results of Operations of 1H-2017 compared to 1H-2016:

Sales revenues of R$ 135,361 million, a 4% decrease when compared to 1H-2016 (R$ 141,657 million), due to:

•	Decreased domestic revenues (R$ 8,531 million), as a result of:

✓Lower oil products revenues, reflecting the decreased sales share (R$ 7,643 million);

✓Lower oil products average prices (R$ 600 million), partially offset by a 12.3% increase of bulk LPG price as from December 7;

✓Increased eletricity revenues (R$ 590 million).

•	Lower revenues from operations abroad (R$ 7,318 million), due to the disposal of interests in Petrobras Argentina S.A. (PESA) and in Petrobras Chile Distribución Ltda (PCD); and
•

Higher export revenues (R$ 9,554 million), mainly due to increased crude oil volume, as a result of increased domestic production, together with lower domestic demand, as well as increased crude oil and oil product prices, following higher international prices.

Cost of sales were R$ 90,206 million, a 8% decrease compared to the 1H-2016 (R$ 97,828 million), reflecting:

•	Lower import costs of natural gas and crude oil and products, generated by higher share of domestic oil processed in the refineries and lower sales of oil products in the domestic market;
•	Lower import costs of natural gas due to higher share of domestic natural gas on sales mix;
•	Decreased costs from operations abroad mainly attributable to the disposal of Petrobras Argentina S.A. (PESA) and Petrobras Chile Distribución Ltda. (PCD);
•	Lower depreciation as a result of provision for impairment losses in 2016;
•	Higher government take expenses, due to increased international commodity prices and to the rise of crude oil export volume; and
•	Increased electricity expenses, as a result of higher differences settlement price and of increased sales volume.

Selling expenses were R$ 6,279 million, a 16% decrease compared to 1H-2016 (R$ 7,441 million), mainly due to the higher reversal of allowance for impairment of trade receivables from companies in the electricity sector in 1H-2016 (R$ 874 million).

Other taxes were R$ 3,360 million, which were R$ 2,372 million higher compared to 1H-2016 (R$ 988 million), mainly as a result of the Company’s decision to benefit from the Tax Settlement Programs (Programas de Regularização Tributária) (R$ 2,298 million) and from the State Tax Amnesty Program (R$ 129 million).

Exploration costs were R$ 899 million in 1H-2017, a 68% decrease compared to 1H-2016 (R$ 2,788 million), mainly due to lower expenses with write‑off of dry and/or sub-commercial wells.

Other operating income of R$ 57 million, compared to other operating expenses of R$ 10,774 million in the 1H-2016, mainly due to:

•	Gain on the sale of the Company’s interest in Nova Transportadora do Sudeste (NTS) (R$ 6,279 million) and on the fair value remeasurement of the remaining assets (R$ 698 million);
•

Reversion of expenses related to the voluntary separation incentive plan (PIDV), as a result of the withdrawal of some participants in the 1H‑2017 (R$ 669 million), compared to the PIDV expenses in the 1H-2016 (R$ 1,213 million);

•	Lower unscheduled stoppage expenses, mainly due to equipment idleness (R$ 1,591 million);
•	Lower impairment of assets of R$ 1,271 million;
•	Reversion of several tax lawsuits, following the Company’s decision to benefit from the Tax Settlement Programs (Programas de Regularização Tributária) (R$ 933 million);
•	Provision of losses with receivables related to Vitória 10.000 drillship (R$ 818 million) due to the end of the leasing contract (see Note 7.3.1); and
•	Loss on legal proceeding, as a result of an agreement to close an individual lawsuit at the United States Federal Court (Class Action) in June 2017 (R$ 230 million).

Net finance expense was R$ 16,590 million, a 12% increase when compared to the 1H-2016 (R$ 14,754 million), due to:

•	Higher foreign exchange and inflation indexation charges in R$ 1,641 million, generated by:

(i)

Negative foreign exchange variation of R$ 181 million generated by the impact of a 4.9% depreciation of the U.S. dollar against the Pound Sterling on the Company’s net debt in the 1H-2017, compared to the positive foreign exchange variation of R$ 970 million due to the 10.7% foreign exchange appreciation in the 1H-2016 (R$ 1,151 million);

(ii)	Increased depreciation of the U.S. dollar against the Euro on the Company’s net debt in the 1H‑2017, compared to the 1H‑2016 (R$ 935 million);
(iii)	Lower reclassification of cumulative foreign exchange variation from shareholders’ equity to net income due to occurred exports designated for cash flow hedge accounting (R$ 592 million);
(iv)

Positive foreign exchange variation of R$ 46 million due to the 1.5% depreciation of the Brazilian Real over the exposure of assets in U.S. dollar in the 1H-2017, compared to the positive foreign exchange variation of R$ 529 million due to the 17.8% appreciation of the Brazilian Real against the U.S. dollar on the Company’s net debt in the 1H-2016 (R$ 484 million); and

(v)	Higher revenues with other foreign exchange and inflation indexation variations, net (R$ 171 million).

•	Increased finance expenses in R$ 529 million, due to:

(i)	Charges came from the Company’s decision to benefit from the Tax Settlement Programs (Programas de Regularização Tributária) in the 1H‑2017 (R$ 1,674 million);
(ii)	Lower interest expenses, due to the decreased average debt in the period (R$ 1,658 million); and
(iii)

An increase in financing expenses abroad, in light of the costs resulting from the repurchase of bonds and funds raised in December 2016 by its subsidiary Petrobras Global Finance B.V. (PGF), partially offset by a lower exchange rate (R$ 640 million).

Results in equity-accounted investments were R$ 1,227 million, a 56% increase when compared to the 1H-2016 (R$ 786 million), mainly due to the improved results of some companies.

Income taxes (corporate income tax and social contribution) were R$ 8,798 million in the 1H-2017, R$ 7,952 million higher compared to the 1H‑2016 (R$ 846 million), mainly as a result of the Company’s decision to benefit from the Tax Settlement Programs (Programas de Regularização Tributária) and also to the taxable income of the periods (see Note 20.6).

Loss related to non-controlling interests were R$ 334 million in the 1H-2017 (a R$ 1,394 million in the 1H-2016), mainly reflecting the impact of foreign exchange variation on debt of structured entities in U.S. dollars in the periods.

FINANCIAL STATEMENTS

Income Statement - Consolidated

	R$ million
	Jan-Jun
	2017	2016	2Q-2017	1Q-2017	2Q-2016
Sales revenues	135,361	141,657	66,996	68,365	71,320
Cost of sales	(90,206)	(97,828)	(45,627)	(44,579)	(48,499)
Gross profit	45,155	43,829	21,369	23,786	22,821

Selling expenses	(6,279)	(7,441)	(3,889)	(2,390)	(3,690)
General and administrative expenses	(4,528)	(5,496)	(2,221)	(2,307)	(2,844)
Exploration costs	(899)	(2,788)	(603)	(296)	(1,641)
Research and development expenses	(886)	(1,010)	(549)	(337)	(507)
Other taxes	(3,360)	(988)	(3,069)	(291)	(446)
Other income and expenses, net	57	(10,774)	3,952	(3,895)	(6,509)
	(15,895)	(28,497)	(6,379)	(9,516)	(15,637)
Operating income (loss)	29,260	15,332	14,990	14,270	7,184
Finance income	1,984	1,650	1,051	933	764
Finance expenses	(12,813)	(12,284)	(6,868)	(5,945)	(6,138)
Foreign exchange and inflation indexation charges	(5,761)	(4,120)	(3,018)	(2,743)	(687)
Net finance income (expense)	(16,590)	(14,754)	(8,835)	(7,755)	(6,061)
Share of earnings in equity-accounted investments	1,227	786	615	612	398
Income (loss) before income taxes	13,897	1,364	6,770	7,127	1,521
Income taxes	(8,798)	(846)	(6,478)	(2,320)	(622)
Net income (loss)	5,099	518	292	4,807	899
Net income (loss) attributable to:
Shareholders of Petrobras	4,765	(876)	316	4,449	370
Non-controlling interests	334	1,394	(24)	358	529
	5,099	518	292	4,807	899

Statement of Financial Position – Consolidated

ASSETS	R$ million
	06.30.2017	12.31.2016
Current assets	142,435	145,907
Cash and cash equivalents	77,970	69,108
Marketable securities	3,317	2,556
Trade and other receivables, net	14,477	15,543
Inventories	26,621	27,622
Recoverable taxes	8,361	8,153
Assets classified as held for sale	6,771	18,669
Other current assets	4,918	4,256
Non-current assets	665,619	659,038
Long-term receivables	67,520	66,551
Trade and other receivables, net	17,424	14,832
Marketable securities	715	293
Judicial deposits	14,782	13,032
Deferred taxes	9,853	14,038
Other tax assets	10,181	10,236
Advances to suppliers	3,791	3,742
Other non-current assets	10,774	10,378
Investments	12,307	9,948
Property, plant and equipment	575,242	571,876
Intangible assets	10,550	10,663
Total assets	808,054	804,945

LIABILITIES	R$ million
	06.30.2017	12.31.2016
Current liabilities	69,968	81,167
Trade payables	17,001	18,781
Finance debt and Finance lease obligations	25,985	31,855
Taxes payable	12,087	12,238
Employee compensation (payroll, profit-sharing and related charges)	5,217	7,159
Pension and medical benefits	2,665	2,672
Liabilities associated with assets classified as held for sale	701	1,605
Other current liabilities	6,312	6,857
Non-current liabilities	476,942	471,035
Finance debt and Finance lease obligations	350,602	353,929
Taxes payable	2,922	−
Deferred taxes	3,526	856
Pension and medical benefits	72,988	69,996
Provisions for legal proceedings	11,215	11,052
Provision for decommissioning costs	33,674	33,412
Other non-current liabilities	2,015	1,790
Shareholders' equity	261,144	252,743
Share capital	205,432	205,432
Profit reserves and others	53,203	44,798
Non-controlling interests	2,509	2,513
Total liabilities and shareholders' equity	808,054	804,945

Statement of Cash Flows Data – Consolidated

	R$ million
	Jan-Jun
	2017	2016	2Q-2017	1Q-2017	2Q-2016
Net income (loss)	5,099	518	292	4,807	899
(+) Adjustments for:	37,779	38,897	19,361	18,418	21,209
Pension and medical benefits (actuarial expense)	4,352	4,023	2,175	2,177	2,018
Share of earnings in equity-accounted investments	(1,227)	(786)	(615)	(612)	(398)
Depreciation, depletion and amortization	21,148	24,598	10,382	10,766	11,949
Impairment	207	1,478	228	(21)	1,184
Inventory write-downs to net realizable value (market value)	249	1,250	178	71	74
Allowance (reversals) for impairment of trade and others receivables	1,458	1,237	1,464	(6)	734
Exploration expenditures writen-off	324	1,810	300	24	1,231
(Gains) / losses on disposal / write-offs of non-current assets	(5,685)	235	(5,808)	123	133
Foreign exchange and inflation indexation and finance charges	16,153	14,596	8,299	7,854	5,845
Deferred income taxes, net	5,399	(2,702)	3,905	1,494	(1,289)
Revision and unwinding of discount on the provision for decommissioning costs	1,211	1,145	608	603	568
Reclassification of cumulative translation adjustment - CTA	185	−	−	185	−
Gain on remeasurement of investment retained with loss of control	(698)	−	(698)	−	0
Trade and other receivables, net	383	2,984	(1,130)	1,513	(600)
Inventories	823	(2,141)	(391)	1,214	(468)
Judicial deposits	(1,608)	(1,284)	(657)	(951)	(901)
Trade payables	(2,381)	(4,971)	909	(3,290)	(1,196)
Taxes payable	3,904	(181)	3,604	300	2,039
Pension and medical benefits	(1,364)	(1,230)	(873)	(491)	(792)
Income tax and social contribution paid	(626)	(579)	(362)	(264)	(308)
Other assets and liabilities	(4,428)	(585)	(2,157)	(2,271)	1,386
(=) Net cash provided by (used in) operating activities	42,878	39,415	19,653	23,225	22,108
(-) Net cash provided by (used in) investing activities	(11,311)	(25,277)	(3,049)	(8,262)	(10,759)
Capital expenditures and investments in operating segments	(20,156)	(26,079)	(10,299)	(9,857)	(11,153)
Proceeds from disposal of assets (divestment)	9,455	14	7,582	1,873	3
Investments in marketable securities	(610)	788	(332)	(278)	391
(=) Net cash flow provided by operating and investing activities	31,567	14,138	16,604	14,963	11,349
(-) Net cash provided by (used in) financing activities	(24,039)	(37,075)	(2,679)	(21,360)	(19,716)
Proceeds from long-term financing	43,988	32,679	30,960	13,028	25,464
Repayment of principal	(55,345)	(56,188)	(26,339)	(29,006)	(39,090)
Repayment of interest	(12,130)	(13,590)	(6,878)	(5,252)	(5,968)
Dividends paid to non-controlling interest	(410)	(165)	(410)	−	(165)
Acquisition of non-controlling interest	(142)	189	(12)	(130)	43
Proceeds from sale of interest without loss of control	−	−	−	−	−
Effect of exchange rate changes on cash and cash equivalents	1,334	(11,968)	3,171	(1,837)	(6,471)
(=) Net increase (decrease) in cash and cash equivalents in the period	8,862	(34,905)	17,096	(8,234)	(14,838)
Cash and cash equivalents at the beginning of period	69,108	97,845	60,874	69,108	77,778
Cash and cash equivalents at the end of period	77,970	62,940	77,970	60,874	62,940

SEGMENT INFORMATION

Consolidated Income Statement by Segment – 1H-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	65,055	105,230	16,971	317	41,239	−	(93,451)	135,361
Intersegments	62,805	25,103	4,579	303	661	−	(93,451)	−
Third parties	2,250	80,127	12,392	14	40,578	−	−	135,361
Cost of sales	(42,786)	(91,213)	(11,987)	(343)	(38,370)	−	94,493	(90,206)
Gross profit	22,269	14,017	4,984	(26)	2,869	−	1,042	45,155
Expenses	(5,248)	(4,119)	3,561	(14)	(1,952)	(8,237)	114	(15,895)
Selling expenses	(211)	(2,667)	(1,989)	(3)	(1,556)	20	127	(6,279)
General and administrative expenses	(482)	(725)	(283)	(42)	(429)	(2,566)	(1)	(4,528)
Exploration costs	(899)	−	−	−	−	−	−	(899)
Research and development expenses	(539)	(19)	(35)	−	(1)	(292)	−	(886)
Other taxes	(100)	(113)	(679)	(13)	(37)	(2,418)	−	(3,360)
Other income and expenses, net	(3,017)	(595)	6,547	44	71	(2,981)	(12)	57
Operating income (loss)	17,021	9,898	8,545	(40)	917	(8,237)	1,156	29,260
Net finance income (expense)	−	−	−	−	−	(16,590)	−	(16,590)
Share of earnings in equity-accounted investments	151	966	175	(63)	(1)	(1)	−	1,227
Income (loss) before income taxes	17,172	10,864	8,720	(103)	916	(24,828)	1,156	13,897
Income taxes	(5,787)	(3,365)	(2,905)	13	(312)	3,951	(393)	(8,798)
Net income (loss)	11,385	7,499	5,815	(90)	604	(20,877)	763	5,099
Net income (loss) attributable to:
Shareholders of Petrobras	11,371	7,530	5,624	(90)	604	(21,037)	763	4,765
Non-controlling interests	14	(31)	191	−	−	160	−	334
	11,385	7,499	5,815	(90)	604	(20,877)	763	5,099

Consolidated Income Statement by Segment – 1H-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	53,297	109,032	17,151	445	49,449	−	(87,717)	141,657
Intersegments	50,688	31,621	4,230	427	751	−	(87,717)	−
Third parties	2,609	77,411	12,921	18	48,698	−	−	141,657
Cost of sales	(42,435)	(80,965)	(13,177)	(493)	(45,705)	−	84,947	(97,828)
Gross profit	10,862	28,067	3,974	(48)	3,744	−	(2,770)	43,829
Expenses	(8,754)	(6,227)	(1,980)	(137)	(3,524)	(8,071)	196	(28,497)
Selling expenses	(298)	(3,341)	(1,484)	(3)	(2,478)	(49)	212	(7,441)
General and administrative expenses	(655)	(721)	(380)	(43)	(439)	(3,257)	(1)	(5,496)
Exploration costs	(2,788)	−	−	−	−	−	−	(2,788)
Research and development expenses	(438)	(103)	(32)	(2)	−	(435)	−	(1,010)
Other taxes	(121)	(137)	(390)	(5)	(84)	(251)	−	(988)
Other income and expenses, net	(4,454)	(1,925)	306	(84)	(523)	(4,079)	(15)	(10,774)
Operating income (loss)	2,108	21,840	1,994	(185)	220	(8,071)	(2,574)	15,332
Net finance income (expense)	−	−	−	−	−	(14,754)	−	(14,754)
Share of earnings in equity-accounted investments	8	561	204	(2)	16	(1)	−	786
Income (loss) before income taxes	2,116	22,401	2,198	(187)	236	(22,826)	(2,574)	1,364
Income taxes	(717)	(7,425)	(678)	63	(75)	7,111	875	(846)
Net income (loss)	1,399	14,976	1,520	(124)	161	(15,715)	(1,699)	518
Net income (loss) attributable to:
Shareholders of Petrobras	1,557	15,184	1,302	(124)	159	(17,255)	(1,699)	(876)
Non-controlling interests	(158)	(208)	218	−	2	1,540	−	1,394
	1,399	14,976	1,520	(124)	161	(15,715)	(1,699)	518

Consolidated Income Statement by Segment –2Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	31,804	51,301	9,268	154	20,327	−	(45,858)	66,996
Intersegments	30,674	12,340	2,365	146	333	−	(45,858)	−
Third parties	1,130	38,961	6,903	8	19,994	−	−	66,996
Cost of sales	(21,356)	(44,662)	(6,727)	(165)	(19,001)	−	46,284	(45,627)
Gross profit	10,448	6,639	2,541	(11)	1,326	−	426	21,369
Expenses	(3,315)	(1,997)	4,449	(19)	(967)	(4,583)	53	(6,379)
Selling expenses	(108)	(1,290)	(1,754)	(1)	(808)	13	59	(3,889)
General and administrative expenses	(237)	(358)	(115)	(19)	(214)	(1,277)	(1)	(2,221)
Exploration costs	(603)	−	−	−	−	−	−	(603)
Research and development expenses	(377)	(9)	(22)	−	(1)	(140)	−	(549)
Other taxes	(66)	(56)	(617)	(4)	(18)	(2,308)	−	(3,069)
Other income and expenses, net	(1,924)	(284)	6,957	5	74	(871)	(5)	3,952
Operating income (loss)	7,133	4,642	6,990	(30)	359	(4,583)	479	14,990
Net finance income (expense)	−	−	−	−	−	(8,835)	−	(8,835)
Share of earnings in equity-accounted investments	117	423	86	(8)	(1)	(2)	−	615
Income (loss) before income taxes	7,250	5,065	7,076	(38)	358	(13,420)	479	6,770
Income taxes	(2,425)	(1,578)	(2,376)	10	(123)	177	(163)	(6,478)
Net income (loss)	4,825	3,487	4,700	(28)	235	(13,243)	316	292
Net income (loss) attributable to:
Shareholders of Petrobras	4,871	3,470	4,603	(28)	235	(13,151)	316	316
Non-controlling interests	(46)	17	97	−	−	(92)	−	(24)
	4,825	3,487	4,700	(28)	235	(13,243)	316	292

Consolidated Income Statement by Segment – 1Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	33,251	53,929	7,703	163	20,912	−	(47,593)	68,365
Intersegments	32,131	12,763	2,214	157	328	−	(47,593)	−
Third parties	1,120	41,166	5,489	6	20,584	−	−	68,365
Cost of sales	(21,430)	(46,551)	(5,260)	(178)	(19,369)	−	48,209	(44,579)
Gross profit	11,821	7,378	2,443	(15)	1,543	−	616	23,786
Expenses	(1,933)	(2,122)	(888)	5	(985)	(3,654)	61	(9,516)
Selling expenses	(103)	(1,377)	(235)	(2)	(748)	7	68	(2,390)
General and administrative expenses	(245)	(367)	(168)	(23)	(215)	(1,289)	−	(2,307)
Exploration costs	(296)	−	−	−	−	−	−	(296)
Research and development expenses	(162)	(10)	(13)	−	−	(152)	−	(337)
Other taxes	(34)	(57)	(62)	(9)	(19)	(110)	−	(291)
Other income and expenses, net	(1,093)	(311)	(410)	39	(3)	(2,110)	(7)	(3,895)
Operating income (loss)	9,888	5,256	1,555	(10)	558	(3,654)	677	14,270
Net finance income (expense)	−	−	−	−	−	(7,755)	−	(7,755)
Share of earnings in equity-accounted investments	34	543	89	(55)	−	1	−	612
Income (loss) before income taxes	9,922	5,799	1,644	(65)	558	(11,408)	677	7,127
Income taxes	(3,362)	(1,787)	(529)	3	(189)	3,774	(230)	(2,320)
Net income (loss)	6,560	4,012	1,115	(62)	369	(7,634)	447	4,807
Net income (loss) attributable to:
Shareholders of Petrobras	6,500	4,060	1,021	(62)	369	(7,886)	447	4,449
Non-controlling interests	60	(48)	94	−	−	252	−	358
	6,560	4,012	1,115	(62)	369	(7,634)	447	4,807

Other Income (Expenses) by Segment – 1H-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits	−	−	−	−	−	(3,058)	−	(3,058)
Unscheduled stoppages and pre-operating expenses	(2,378)	(53)	(150)	−	−	(2)	−	(2,583)
Provision for doubtful receivables	(1,317)	(19)	(1)	(1)	−	(25)	−	(1,363)
(Losses)/gains on legal, administrative and arbitral proceedings	(238)	(227)	(575)	(1)	(181)	59	−	(1,163)
Institutional relations and cultural projects	(1)	(3)	−	−	(58)	(242)	−	(304)
Profit Share	(113)	(64)	(11)	−	−	(110)	−	(298)
Impairment of assets	−	29	(236)	−	−	−	−	(207)
Operating expenses with thermoeletric plants	−	−	(158)	−	−	−	−	(158)
Cumulative Translation Adjustment - CTA	−	−	−	−	−	(116)	−	(116)
Expenses with Health, safety and environment	(15)	(6)	(5)	−	(1)	(73)	−	(100)
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	89	−	89
Government Grants	9	18	95	5	−	−	−	127
(Expenditures)/reimbursements from operations in E&P partnerships	662	−	−	−	−	−	−	662
Voluntary Separation Incentive Plan - PIDV	87	(30)	182	−	114	316	−	669
Remeasurement of remaining interests at fair value	−	−	698	−	−	−	−	698
Ship/Take or Pay Agreements with Gas Distributors	2	113	827	−	14	−	−	956
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	(368)	(246)	6,257	9	32	1	−	5,685
Others	653	(107)	(376)	32	151	180	(12)	521
	(3,017)	(595)	6,547	44	71	(2,981)	(12)	57

Other Income (Expenses) by Segment – 1H-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits	−	−	−	−	−	(2,478)	−	(2,478)
Unscheduled stoppages and pre-operating expenses	(3,943)	(135)	(89)	−	−	(7)	−	(4,174)
Provision for doubtful receivables	(20)	(54)	(1)	−	−	(67)	−	(142)
(Losses)/gains on legal, administrative and arbitral proceedings	(658)	(153)	(34)	−	(692)	(1,037)	−	(2,574)
Institutional relations and cultural projects	(11)	(9)	(1)	−	(26)	(385)	−	(432)
Impairment of assets	(353)	(1,125)	−	−	−	−	−	(1,478)
Operating expenses with thermoeletric plants	−	−	(208)	−	−	−	−	(208)
Expenses with Health, safety and environment	(36)	(33)	(11)	−	(2)	(75)	−	(157)
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	79	−	79
Government Grants	8	53	198	9	−	1	−	269
(Expenditures)/reimbursements from operations in E&P partnerships	1,123	−	−	−	−	−	−	1,123
Voluntary Separation Incentive Plan - PIDV	(565)	(267)	(51)	−	9	(339)	−	(1,213)
Ship/Take or Pay Agreements with Gas Distributors	2	−	357	−	−	−	−	359
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects*	(70)	(146)	(42)	−	7	16	−	(235)
Others	69	(56)	188	(93)	181	213	(15)	487
	(4,454)	(1,925)	306	(84)	(523)	(4,079)	(15)	(10,774)

* Includes returned areas and cancelled projects and the gain on the divestment of NTS in the 2Q-2017.

Other Income (Expenses) by Segment – 2Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits	−	−	−	−	−	(1,529)	−	(1,529)
Unscheduled stoppages and pre-operating expenses	(1,081)	(26)	(116)	−	−	(1)	−	(1,224)
Provision for doubtful receivables	(1,234)	−	−	(1)	−	(17)	−	(1,252)
(Losses)/gains on legal, administrative and arbitral proceedings	(140)	(90)	144	−	(101)	279	−	92
Institutional relations and cultural projects	−	(2)	−	−	(38)	(104)	−	(144)
Profit share	(6)	(10)	−	−	−	(4)	−	(20)
Impairment of assets	−	8	(236)	−	−	−	−	(228)
Operating expenses with thermoeletric plants	−	−	(83)	−	−	−	−	(83)
Expenses with Health, safety and environment	(9)	(8)	(3)	−	(1)	(37)	−	(58)
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	89	−	89
Government Grants	4	6	37	3	−	−	−	50
(Expenditures)/reimbursements from operations in E&P partnerships	372	−	−	−	−	−	−	372
Voluntary Separation Incentive Plan - PIDV	(31)	56	3	−	93	273	−	394
Remeasurement of remaining interests at fair value	−	−	698	−	−	−	−	698
Ship/Take or Pay Agreements with Gas Distributors	2	113	547	−	14	−	−	676
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	(305)	(168)	6,254	−	28	(1)	−	5,808
Others	504	(163)	(288)	3	79	181	(5)	311
	(1,924)	(284)	6,957	5	74	(871)	(5)	3,952

Other Income (Expenses) by Segment – 1Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits	−	−	−	−	−	(1,529)	−	(1,529)
Unscheduled stoppages and pre-operating expenses	(1,297)	(27)	(34)	−	−	(1)	−	(1,359)
Provision for doubtful receivables	(83)	(19)	(1)	−	−	(8)	−	(111)
(Losses)/gains on legal, administrative and arbitral proceedings	(98)	(137)	(719)	(1)	(80)	(220)	−	(1,255)
Institutional relations and cultural projects	(1)	(1)	−	−	(20)	(138)	−	(160)
Profit share	(107)	(54)	(11)	−	−	(106)	−	(278)
Impairment of assets	−	21	−	−	−	−	−	21
Operating expenses with thermoeletric plants	−	−	(75)	−	−	−	−	(75)
Cumulative Translation Adjustment - CTA	−	−	−	−	−	(116)	−	(116)
Expenses with Health, safety and environment	(6)	2	(2)	−	−	(36)	−	(42)
Government Grants	5	12	58	2	−	−	−	77
(Expenditures)/reimbursements from operations in E&P partnerships	290	−	−	−	−	−	−	290
Voluntary Separation Incentive Plan - PIDV	118	(86)	179	−	21	43	−	275
Ship/Take or Pay Agreements with Gas Distributors	−	−	280	−	−	−	−	280
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects(*)	(63)	(78)	3	9	4	2	−	(123)
Others	149	56	(88)	29	72	(1)	(7)	210
	(1,093)	(311)	(410)	39	(3)	(2,110)	(7)	(3,895)

* Includes returned areas and cancelled projects and the gain on the divestment of NTS in the 2Q-2017.

Consolidated Assets by Segment – 06.30.2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	457,205	167,987	62,726	982	18,171	117,074	(16,091)	808,054
Current assets	18,131	36,992	4,412	186	7,860	89,152	(14,298)	142,435
Non-current assets	439,074	130,995	58,314	796	10,311	27,922	(1,793)	665,619
Long-term receivables	23,536	11,700	8,287	423	3,316	21,893	(1,635)	67,520
Investments	4,616	4,916	2,688	52	16	19	−	12,307
Property, plant and equipment	403,264	113,802	46,284	321	6,252	5,477	(158)	575,242
Operating assets	296,882	99,613	37,987	310	5,368	4,250	(158)	444,252
Assets under construction	106,382	14,189	8,297	11	884	1,227	−	130,990
Intangible assets	7,658	577	1,055	−	727	533	−	10,550

Consolidated Assets by Segment – 12.31.2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	456,594	171,359	63,515	1,699	20,304	110,057	(18,583)	804,945
Current assets	18,262	40,609	11,707	1,319	9,906	81,262	(17,158)	145,907
Non-current assets	438,332	130,750	51,808	380	10,398	28,795	(1,425)	659,038
Long-term receivables	24,870	10,793	6,539	12	3,314	22,285	(1,262)	66,551
Investments	4,722	3,597	1,520	43	47	19	−	9,948
Property, plant and equipment	401,057	115,745	42,675	325	6,308	5,929	(163)	571,876
Operating assets	295,656	101,520	38,659	315	5,389	4,798	(163)	446,174
Assets under construction	105,401	14,225	4,016	10	919	1,131	−	125,702
Intangible assets	7,683	615	1,074	−	729	562	−	10,663

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1H-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	11,385	7,499	5,815	(90)	604	(20,877)	763	5,099
Net finance income (expense)	−	−	−	−	−	16,590	−	16,590
Income taxes	5,787	3,365	2,905	(13)	312	(3,951)	393	8,798
Depreciation, depletion and amortization	15,455	3,838	1,313	6	253	283	−	21,148
EBITDA	32,627	14,702	10,033	(97)	1,169	(7,955)	1,156	51,635
Share of earnings in equity-accounted investments	(151)	(966)	(175)	63	1	1	−	(1,227)
Impairment losses / (reversals)	−	(29)	236	−	−	−	−	207
Realization of cumulative translation adjustment	−	−	−	−	−	116	−	116
Gains / (losses) on disposal / write-offs of assets**	368	246	(6,955)	(9)	(32)	(1)	−	(6,383)
Adjusted EBITDA*	32,844	13,953	3,139	(43)	1,138	(7,839)	1,156	44,348

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1H-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	1,399	14,976	1,520	(124)	161	(15,715)	(1,699)	518
Net finance income (expense)	−	−	−	−	−	14,754	−	14,754
Income taxes	717	7,425	678	(63)	75	(7,111)	(875)	846
Depreciation, depletion and amortization	18,579	3,851	1,453	13	292	410	−	24,598
EBITDA	20,695	26,252	3,651	(174)	528	(7,662)	(2,574)	40,716
Share of earnings in equity-accounted investments	(8)	(561)	(204)	2	(16)	1	−	(786)
Impairment losses / (reversals)	353	1,125	−	−	−	−	−	1,478
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets**	70	146	42	−	(7)	(16)	−	235
Adjusted EBITDA*	21,110	26,962	3,489	(172)	505	(7,677)	(2,574)	41,643

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	4,825	3,487	4,700	(28)	235	(13,243)	316	292
Net finance income (expense)	−	−	−	−	−	8,835	−	8,835
Income taxes	2,425	1,578	2,376	(10)	123	(177)	163	6,478
Depreciation, depletion and amortization	7,576	1,928	609	3	128	138	−	10,382
EBITDA	14,826	6,993	7,685	(35)	486	(4,447)	479	25,987
Share of earnings in equity-accounted investments	(117)	(423)	(86)	8	1	2	−	(615)
Impairment losses / (reversals)	−	(8)	236	−	−	−	−	228
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets**	305	168	(6,952)	−	(28)	1	−	(6,506)
Adjusted EBITDA*	15,014	6,730	883	(27)	459	(4,444)	479	19,094

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	6,560	4,012	1,115	(62)	369	(7,634)	447	4,807
Net finance income (expense)	−	−	−	−	−	7,755	−	7,755
Income taxes	3,362	1,787	529	(3)	189	(3,774)	230	2,320
Depreciation, depletion and amortization	7,879	1,910	704	3	125	145	−	10,766
EBITDA	17,801	7,709	2,348	(62)	683	(3,508)	677	25,648
Share of earnings in equity-accounted investments	(34)	(543)	(89)	55	−	(1)	−	(612)
Impairment losses / (reversals)	−	(21)	−	−	−	−	−	(21)
Realization of cumulative translation adjustment	−	−	−	−	−	116	−	116
Gains / (losses) on disposal / write-offs of assets**	63	78	(3)	(9)	(4)	(2)	−	123
Adjusted EBITDA*	17,830	7,223	2,256	(16)	679	(3,395)	677	25,254

* See definitions of Adjusted EBITDA in glossary.

** Includes the accounts of gains / losses on disposal of assets and gains / losses at remeasurement of remaining interests at fair value.

Glossary

ACL – Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies.

Adjusted EBITDA Margin - Adjusted EBITDA divided by sales revenues.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Basic and diluted earnings (losses) per share - calculated based on the weighted average number of shares.

Consolidated Structured Entities - Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

CTA – Cumulative translation adjustment – The exchange variation cumulative amount that is recognized on Shareholders’ Equity should be transferred to the Statement of Income at the moment of the investment disposal.

Domestic crude oil sales price - Average between the prices of exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production - Natural gas production in Brazil less LNG plus gas reinjection.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, government take and other factors that impact costs, do not entirely influence the cost of sales in the period, having its total effects only in the next period

Feedstock processed (excluding NGL) - Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Feedstock processed – Brazil – Daily volume of crude oil and NGL processed.

Free cash flow - Net cash provided by operating activities less capital expenditures and investments in investees. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Gross Margin – Gross profit over sales revenues.

Jet fuel –Aviation fuel.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the International Standards - IFRS and it is possible that it may not be comparable to similar measures reported by other companies.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LNG – Liquified natural gas.

LPG – Liquified crude oil gas.

LTM Adjusted EBITDA – sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA.

Net debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards - IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment- Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline.

Net Margin – Net income (loss) over sales revenues.

NGL – Natural gas liquids.

Operating indicators – indicators used for businesses management and are not reviewed by independent auditor.

Operating Margin - calculated based on operating income (loss) excluding write-offs of overpayments incorrectly capitalized.

PESA – Petrobras Argentina S.A.

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Total liabilities net – Total liability less adjusted cash and cash equivalents.

On June 30th, 2017, the presentation related to the business segment information reflects the Chief Operating Decision Maker assessment related to the performance and the business resources allocation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro______________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer